Exhibit 99.1

Kenon's Subsidiary OPC Announces Intention to Raise Capital

Singapore, June 28, 2022. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it intends to launch a public offering of new shares. OPC estimates that the expected amount of the offering, to the extent that it is carried out, is NIS 335 million (approximately $98 million) with the price per share to be determined pursuant to a public tender process in Israel.

Kenon has indicated to OPC its commitment to participate in OPC's public tender process and intention to submit an order for approximately $60 million (in NIS).

The offering is subject to conditions including the approval of the Tel Aviv Stock Exchange for listing of the shares and final approval of OPC's Board of Directors. There is no assurance that the offering will be executed on the terms indicated herein or at all.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC's intention to launch a public offering of new shares, the expected size and offer price of the offering, statements with respect to Kenon's participation in the offering and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the offering is not carried out as contemplated or at all, the final terms of the offering, risks relating to Kenon's participation in the offering and other risks and uncertainties, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.